EXHIBIT 12.1

CALPINE CORPORATION
Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Income (loss) before income taxes	$173	$983	$20	$218	$(211)
Less:
Income from unconsolidated investments in power plants	(24)	(25)	(30)	(28)	(21)
Interest capitalized	(15)	(19)	(38)	(38)	(24)
Preferred securities dividend requirements of subsidiaries	—	—	(1)	(1)	(2)
Add:
Fixed charges	654	678	749	791	807
Amortization of capitalized interest	27	29	30	30	31
Distributions from equity method investments	25	13	27	29	6
Total Earnings:	$840	$1,659	$757	$1,001	$586
Fixed Charges:
Interest expense	$628	$645	$696	$736	$760
Interest capitalized	15	19	38	38	24
Approximation of interest in rental expense	11	14	15	17	23
Total Fixed Charges:	$654	$678	$749	$791	$807
Ratio of Earnings to Fixed Charges(1):	1.28	2.45	1.01	1.27	0.73
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(1)	The coverage ratio is less than one-to-one for the year ended December 31, 2011; thus, additional earnings of $221 million would have needed to be generated to cover the shortfall.